UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY ”VIMPEL-COMMUNICATIONS” (Registrant)

Date: February 17, 2004	By:	/s/ Alexander V. Izosimov

	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM WELCOMES PROSECUTOR’S OFFICE DISMISSAL OF CASE

Moscow and New York (February 16, 2004) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) welcomes the Prosecutor’s office decision to dismiss its case against the Company. On February 4, 2004, VimpelCom received a resolution issued by the Prosecutor’s office of the Northern District of Moscow declaring the initiation of a criminal case stemming from allegations that VimpelCom operated its business without a license. VimpelCom immediately appealed the move of the Prosecutor’s office. Today VimpelCom received an official notice from the Prosecutor’s office stating that because there was no basis for the case against VimpelCom, it has been dismissed.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line” brand, which is one of the most recognized brand names in Russia. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about an investigation by the Prosecutor’s office. There is no assurance that there will be no other investigations launched into the activities of the VimpelCom Group or that the company which applied to the Prosecutor’s office requesting that the investigation be launched, Mobilny I Sovremenny, will not take other actions against the Company, including appealing the decision taken by the Prosecutor’s office to dismiss the case. There is also no assurance that the litigation against Moscow Gossvyaznadzor which the Company initiated, or the litigation initiated by certain subscribers against the Company, will be resolved in a manner favorable to the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com